Exhibit 99.2

Bayer AG

Transcript of Second Employee Webcast Q&A

May 23rd 2016

(minutes based on sound recording)

Q&A

Michael Preuss: Thanks, Werner and Liam. — We have already received several questions. The first one is: Isn’t this step too early? We are still very busy with the re-organization of Bayer and the integration of Merck. Aren’t you afraid it might be too much for the company?

Werner Baumann: This is an excellent question. Since we are among ourselves here, you know, these things are not entirely in our hands when it comes to: What is the best point in time? Of course, we would have liked to wait and actually be done with New Bayer. We all know that a lot of you are very, very busy in implementing what is supposed to be the new not only organizational setup but also the new behaviors we are so much looking forward to in order to further develop our cultures.

As a matter of fact, the consolidation in the industry started at the beginning of 2015. And as a major competitor and player in the industry we had to make a decision as to how and when we want to enter before this consolidation is over. The largest six companies in the crop business command a market share of more than 65 percent of the global market. That is by far a higher consolidation level than in any of the other businesses we run. So, from that perspective we needed to act. We had been working very, very hard over the last month in order to get to this current point after having obtained the due approvals of the board of management and our supervisory board. We also have to communicate. And that is where we are today.

Michael Preuss: So, the next question is: The synergies are impressive and benefits are noted. That said, what is the anticipated time frame to recoup money from the investment and bring debt and equity back to a level that the market is willing to accept?

Werner Baumann: We have shared what we think we can reach in terms of synergies after the third year of concluding this transaction. This is an amount of about 1.5 billion Euros annually; so, a very sizeable amount. We will also be able to earn the full cost of capital. So, the cost of capital we have today that we employ in the company at just about the same time, also after the third year of the closing of this transaction, and then thereafter with the benefits of an integrated offering, the full synergies that also will be amended by top line synergies - that cost of capital will eventually be substantially exceeded by higher earnings.

As a last point in this context - I think I mentioned it already -: This transaction will be earnings accretive from the very first year after concluding this transaction. That shows that this is a very attractive value proposition.

Michael Preuss: The next question is: The US media portraits Monsanto often in a negative way. How would Bayer ensure that an acquisition of Monsanto will not harm Bayer’s reputation?

Werner Baumann: An excellent question. Bayer stands for “Science For A Better Life”. We also stand for innovation, science and responsibility with everything we do. Monsanto is often heavily criticized because of its product portfolio. It is actually very often the target of society criticism, NGO criticism. We know this. This is, without a doubt, an exposure to our reputation. The way we look at it today is that we think that the higher course of bringing these two businesses together actually justifies to give it a shot and to see how we run these businesses and then gain societal acceptance. This is not sprint. It will be a long haul and a marathon we are starting here. But I’m sure that with the way we run and operate businesses, with the level of transparency we have and with our willingness to also engage with very critical stakeholders we can make a difference.

Michael Preuss: The next question is on the role of Animal Health. What happens with Animal Health in this regard?

Werner Baumann: Animal Health is a business that has been growing very nicely over the last years. We have a great new product you may know. It is an insect-repellent collar with the brand name Seresto that has been contributing to significant growth over the last year since launch and has now reached blockbuster status for our Animal Health business, because it has exceeded 100 million Euros in annual turnover quite a bit earlier than originally planned and expected. So, Animal Health is continuing to do well. It is a precious business we run. That’s where we see it. It will continue to contribute as part of the group.

Michael Preuss: The next question is: Will the acquisition jeopardize the growth potential of our Healthcare businesses, and here especially pharma with regard to the pipeline?

Werner Baumann: No. Not at all. We have over the last years significantly stepped up our funding of our R&D budgets in pharma, and that means not only in absolute terms but also in relative terms. So, the funding and what is available inside of pharma has gone by and large into R&D. You know that we have had a number of programs to further improve the efficiency of our pharma business which has been done with great success, and our marketing and sales organizations have contributed to pharma’s ability to further invest into R&D. So, there’s significant funding that is going into R&D at also way higher levels than we were able to do over the last decade. That is, I think, a very, very strong testimony to our commitment to research and innovation and to sustainability in our Pharmaceutical business.

Michael Preuss: The next question is on the integration process. Do you expect the integration process going to be complicated?

Liam Condon: Maybe I can say a few words on this. I mean if you look at the background of both companies, Monsanto and Bayer, we are both absolutely committed to innovation and science, and we both share a deep passion for agriculture. This helps tremendously. We know from people who have moved from Monsanto to us that they do very well within Bayer, and we have had some people move from Bayer to Monsanto who have also done well. So, from a cultural point of view, I think, our focus on innovation, science on the one side and passion for agriculture on the other side will make the integration somewhat smoother.

However, we have to be also very clear: Monsanto in the US is a huge company. Our global headquarters is in Germany, so there will be a strong transatlantic element here. It will be very important for us to get this right. We are confident that we can get this right. Just a couple of data points, just a couple of facts: We have actually been in the US for a lot longer than Monsanto. We are over 150 years in the US. We actually as the Bayer group have more employees than Monsanto in the US today. So, we really have a strong, strong footpath in the US, I think a strong understanding of the US market. This will help us tremendously when it comes to the integration, because the integration particularly in the US will be the focal point.

In the rest of the world it will probably not be so complex, because Monsanto tends to be relatively small outside of North America and Brazil; especially in Europe and Asia it’s a relatively small presence. So, we think the cultural element will come through the strong US component, but we think we are well set up to manage that professionally.

Michael Preuss: And we continue with Liam: Liam, you mentioned that Monsanto provides technologies for digital farming. Can you please specify this a little bit more?

Liam Condon: Yes. Monsanto has taken a very innovative approach throughout the years. I mean coming up with GMO in the first place in the 90s was, of course, a huge step forward. And they were one of the pioneers in the digital arena as well. They started out with precision farming looking at soil health and how to manage the interaction between soil and seeds initially and made some significant investments in that area quite a few years ago.

And then in 2013 they acquired the Climate Corp for about a billion US-Dollars. Climate Corp was more or less a start-up company with folks out of Google and a couple of other very famous IT companies on the West Coast. They had a model where they basically collect weather data over 30 year for every field in the US. With that they can correlate weather patterns and predict weather. They actually had a weather insurance business model behind this. What Monsanto has been doing is putting together different elements related to soil health, related to weather patterns, related to integrating their own knowledge about seed genetics and gathering public data also related to satellite technology and ability to forecast and predict plant health through satellite imagery.

There are many different elements that are being put together today, that are getting tested. The business model isn’t one hundred percent clear, but Monsanto has already rolled out to millions and millions of acres and many farmers particularly around the US a model where farmers get access to enhanced decision making tools. The farmers supply their own data, the farmers own the data — this is very important -, but Monsanto helps them to interpret their data in a way that they can take smarter decisions and with that improve their yields and minimize their inputs which, again, just helps the farmers to improve their return on investment. And from a sustainability point of view it is a very compelling argument as well.

So, this is something we also fully believe in. We have been investing in digital farming, but not to the same extent as Monsanto. So, the ability to combine both platforms - ours is more focused on crop protection and Monsanto’s is more focused on seeds and traits - adds sides of the business. We think there is tremendous promise here.

Michael Preuss: The next question is: With regulatory concerns that might come up, will this require potential divestments?

Liam Condon: It’s actually too early to say what the regulatory requirements will be. So, we have just started the process now as you know. We are waiting for feedback from Monsanto, and we will be entering discussions with the regulatory authorities to see how they view the whole transaction. I think it’s very important to point out that this transaction is built on complementarity. There is a high complementarity between the Monsanto and Bayer products and between the geographies. So, we actually see very little overlap, but we will, of course, enter a due process with regulatory authorities. They will, I’m sure, inform us of any concerns they have. Then we will have to take the necessary conclusions out of that. But you can assume that we have assessed this extensively in advance, and we are pretty sure from everything we have seen and heard that there should be no regulatory reasons not to be able to consummate this transaction.

Michael Preuss: The next question is also on the next step: What is if the proposal is not being accepted? How do we continue? Is there any kind of plan B?

Werner Baumann: Let’s first wait for the response of the Monsanto board of directors. We are very confident that our offer is indeed very attractive. If we look at the premium we have offered on top of the so-called unaffected share price as of May

9th, it is a stellar 37 percent premium. We actually are fairly confident that the board of directors of Monsanto will evaluate this appropriately, and then hopefully we will be negotiating a merger agreement very soon.

Michael Preuss: I have two more questions. One is: Which synergies do you expect out of this deal?

Liam Condon: It’s too early for us to go into the details of synergies. What we have already explained to the markets is basically: We are expecting 1.5 billion US-Dollars after year three in synergies. How they are exactly made up, we would not like to disclose at this point in time, also because we are waiting for a response from Monsanto. This is a negotiation as well. So it wouldn’t be appropriate to give further detail at this point in time.

Michael Preuss: And the last question is: How do you see the future of GMOs in North America and the consumer acceptance also of GMOs?

Liam Condon: I mean GMOs are absolutely embedded into the fabric of society in the US. GMOs are in almost all foods. I think, of course, there is a discussion ongoing in the US largely around labelling. Our position has always been that labelling is a good thing as long as it is not discriminatory, and that means there shouldn’t be labelling that somehow would give an indication that GMO would not be safe. Every regulatory body in the world has concluded that GMO is safe. So, we think labelling would be a good thing, particularly at a federal level, but then it should be clear labelling that doesn’t somehow mislead consumers. So, given how important GMO technology is for farmers and for consumers at the end of the day in the US, we think that this will continue to have a bright future in the US, but, of course, in many, many other markets around the world as well.

Michael Preuss: Thank you very much, Liam. Thanks, Werner. Thank you also for joining our webcast. We had quite a comprehensive communications effort today. We had investor calls, we had media calls, we had two webcasts with the employees. I can just draw your attention to our communications packages that you also find on the intranet. There are many, many questions, of course, that are not yet answered in these webcasts. Please make sure you have also a look at what we offer in terms of the Q&A on the intranet. I think, then we can even answer more questions in the next days to come.

Having said that, thank you very much for being with us here on the webcast. We wish you all a nice day.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.